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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2017
Washington DC
415

SEC FILE NUMBER
8-42622

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Enerecap Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1718 Peachtree Street NW, Suite 900
(No. and Street)

Atlanta	Georgia	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab and Company, PA
(Name – *if individual, state last, first, middle name*)

100 E. Sybelia Ave., Suite 130	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BS.

OATH OR AFFIRMATION

I, Christopher Edmonds, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Enerecap Partners LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

Signature

Chief Compliance Officer

Title

Notary Public

JEFFREY LLOYD NOTARY PUBLIC MY COMMISSION EXPIRES JULY 28, 2018 FULTON COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Enerecap Partners, LLC

(A LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS FOR THE YEAR ENDED
DECEMBER 31, 2016
AND INDEPENDENT AUDITORS' REPORT

Enerecap Partners, LLC
(A LIMITED LIABILITY COMPANY)

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Enerecap Partners, LLC

We have audited the accompanying statement of financial condition of Enerecap Partners, LLC as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of Enerecap Partners, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Enerecap Partners, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I has been subjected to audit procedures performed in conjunction with the audit of Enerecap Partners, LLC's financial statements. The supplemental information is the responsibility of Enerecap Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida

February 11, 2017

Enerecap Partners, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

CURRENT ASSETS:		
Cash	$	107,384
Accounts Receivable		3,638
Total Assets	$	111,022

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses (related party)	$	47,600
Due to Parent		38,522
Total Liabilities		86,122
MEMBERS' EQUITY		24,900
Total Liabilities and members' equity	$	111,022

See Independent Auditors' Report and
Notes to Financial Statements.

Enerecap Partners, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Hedge Fund Fees	$	19,075
12b1 Fees		12,290
Interest Income		169
TOTAL REVENUE		31,534
OPERATING EXPENSES:		
Service agreement expense (related party)		17,400
Regulatory fees		608
Professional fees		24,000
Other Operating Expenses		5,735
Total expenses		47,743
NET INCOME (LOSS)	$	(16,209)

See Independent Auditors' Report and
Notes to Financial Statements.

Enerecap Partners, LLC

(A LIMITED LIABILITY COMPANY)

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

MEMBERS' EQUITY, JANUARY 1, 2016	$	41,109
Net income (loss)		(16,209)
Additional Capital		-
MEMBERS' EQUITY, DECEMBER 31, 2016	$	24,900

See Independent Auditors' Report and
Notes to Financial Statements.

Enerecap Partners, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES:		
Net income (loss)	$	(16,209)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Accounts Receivable		(3,639)
Accounts Payable		17,400
Parent Payments on Behalf of BD		25,490
Net cash provided by operating activities		23,042
NET INCREASE IN CASH		23,042
CASH AT BEGINNING OF YEAR		84,342
CASH AT END OF YEAR	$	107,384

See Independent Auditors' Report and
Notes to Financial Statements.

NOTE 1 - Summary of Significant Accounting Policies

Nature of Operations

In accordance with the Purchase and Sale Agreement ("PSA") dated August 15, 2012, and executed by and between CSG Holdings, LLC ("Holdings") and ERC Holding Corp. ("ERC"), a Delaware corporation, ERC owns 100% of the membership interests of the Company effective January 1, 2013.

During January 2013 the Name was changed from Commerce Square Trading, LLC to Enerecap Partners, LLC (the "Company"). The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware corporation formed on December 31, 2008 and is a wholly-owned subsidiary of ERC Holding Corp. (the "Parent").

The Company upon closing of the above-referenced acquisition has not initiated new revenue activities. As a result, all revenue received during 2016 is legacy trail fees from hedge funds and commissions received from 12b1 as a result of the activities that occurred prior to purchase by ERC. Enerecap Partners, LLC has been approved for proprietary research, although no revenue was generated or recognized during 2016.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in an area bank. Cash balances are insured up to $250,000 per bank by the FDIC or, in the case of credit union deposits, the NCUA.

Reserves and Custody of Securities

The Company currently does not have any customer accounts or Custody of any customer assets.

Commission Revenue

The Company recognizes revenue at the time commissions on a variety of investment products are earned.

Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. The Company does not recognize any tax liability or assets, deferred or current, on the financial statements. The taxable income of the Company is included in the consolidated income tax return of its Parent. The Parent assumes responsibility for all income taxes; therefore, no provision for income taxes is included and there are no uncertain tax positions recognized by the Company.

Uncertain tax positions

The Company has adopted FASB ASC 740-10-25, *Accounting for Uncertainty in Income Taxes*. The Company will record a liability for uncertain tax positions when it is more likely than not that a tax position would not be sustained if examined by a taxing authority. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, charges in tax law and new authoritative rulings.

NOTE 1 - Summary of Significant Accounting Policies (continued)

Uncertain tax positions (continued)

The Company's evaluation on December 31, 2016 revealed no uncertain tax positions that would have a material impact on the financial statements. The 2013 through 2015 tax years remain subject to examination by the IRS and State of New York. The Company does not believe that any reasonably possible changes will occur within the next twelve months that will have a material impact on the financial statements.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Actual results could differ from those estimates.

NOTE 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the net capital ratio after such withdrawals or payments would exceed 10 to 1. The Company had net capital of $21,262 and excess capital of $15,521 as of December 31, 2016, and a net capital requirement of $5,741.

NOTE 3 - Related Party Transactions

The Company is wholly owned by ERC Holding Corp; The Parent assumes responsibility for all income tax liabilities.

During the year ended December 31, 2016, pursuant to a Services agreement between the Company and the Parent, the Company recorded an administrative fee expense of $17,400.

The amount due to the Parent as of December 31, 2016 was $86,122 relating to expenses recorded by the Company and paid by the Parent.

NOTE 4 – Commitments and Contingencies

The Company does not have any commitments or contingencies.

NOTE 5 - Subsequent Events

The Company has evaluated subsequent events through February XX, 2017 which is the date that the financial statements were approved and available to be issued. No subsequent events were noted.

Enerecap Partners, LLC

(A LIMITED LIABILITY COMPANY)

SCHEDULE 1
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

TOTAL MEMBERS' EQUITY QUALIFIED FOR NET CAPITAL	$	24,900
DEDUCTIONS AND/OR CHARGES		
Non-allowable assets:		-
Accounts receivable		3,638
NET CAPITAL	$	21,262
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		86,122
Total aggregate indebtedness	$	86,122
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		5,741
Excess net capital	$	15,521
Excess net capital at 1,000 percent	$	12,650
Percentage of aggregate indebtedness to net capital		405.06%

There are no material differences between the prededing computation and the Company's corresponding, unaudited part II of Form X-17A-5 as of December 31, 2016.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of Enerecap Partners, LLC

We have reviewed management's statements, included in the accompanying Enerecap Partners, LLC Exemption Report, in which (1) Enerecap Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Enerecap Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Enerecap Partners, LLC stated that Enerecap Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Enerecap Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Enerecap Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 11, 2017

ENERECAP

ENERGY. RESEARCH. CAPITAL

ERC Holding Corp.
1718 Peachtree Street, NW
Suite 900
Atlanta GA 30309

Christopher S. Edmonds
Chief Executive Officer
404.973.2780 Direct
cedmonds@enerecap.com

February 9, 2017

To Whom it May Concern:

Exemption Report Pursuant to Securities and Exchange Commission Rule 17a-5(d)(4)

Enerecap Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers").

This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

ENERECAP PARTNERS, LLC

I, Christopher Edmonds, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Christopher S. Edmonds

Chief Executive Officer
Managing Partner
Enerecap Partners, LLC

Prepared: 9 February 2017